Exhibit 18.1

February 25, 2020

Board of Directors
TimkenSteel Corporation
1835 Dueber Ave. SW
Canton, Ohio 44706

Ladies and Gentlemen:

Note 1 of the Notes to the Consolidated Financial Statements of TimkenSteel Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2019 describes a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for certain inventories. There are no authoritative criteria for determining a “preferable” inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

 /s/ Ernst & Young LLP
Cleveland, Ohio